[Wachtell, Lipton, Rosen & Katz]

March 2, 2011

VIA EDGAR AND EMAIL

Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:      Hancock Holding Company

            Registration Statement on Form S-4

            Filed January 26, 2011

                        and Documents Incorporated by Reference

            File Nos. 333-171882

                            000-13089

                            000-01026

Dear Ms. Magnor:

Set forth below are responses of Hancock Holding Company (“Hancock”) and Whitney Holding Corporation (“Whitney”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated February 22, 2011 regarding Hancock’s Registration Statement on Form S-4 (the “Registration Statement”), Hancock’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “Hancock Form 10-K”), Hancock’s Definitive Proxy Statement on Schedule 14A filed February 17, 2010 (the “Hancock Proxy Statement”) and Whitney’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (the “Whitney Form 10-Q”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement, and we are furnishing to the Staff supplementally six courtesy copies of such Amendment No. 1 marked to show changes from the Registration Statement as filed on January 26, 2011.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

The Staff’s comments, indicated in bold, are followed by responses on behalf of Hancock and Whitney (with respect to the Registration Statement), by responses on behalf of Hancock (with respect to the Hancock Form 10-K and the Hancock Proxy Statement) and by responses on behalf of Whitney (with respect to the Whitney Form 10-Q).

Registration Statement on Form S-4

General

1.                  Please note that both Hancock and Whitney will be required to include the 2010 compensation information required by Item 402 of Regulation S-K to the extent that this information is not included in your 2010 Form 10-Ks and incorporated by reference into your next amendment.

            In response to the Staff’s comment, we advise the Staff that the 2010 compensation information required by Item 402 of Regulation S-K pursuant to Item 18(a)(7)(ii) of Form S-4 with respect to Hancock’s executive officers and directors is included in Hancock’s definitive proxy statement with respect to its Annual Meeting of Shareholders to be held on March 31, 2011 and incorporated by reference into Hancock’s Form 10-K.  Hancock’s definitive proxy statement was filed on February 28, 2011.

            We further advise the Staff that the 2010 compensation information required by Item 402 of Regulation S-K pursuant to Item 18(a)(7)(ii) of Form S-4 with respect to Whitney’s executive officers and directors will be included in Whitney’s definitive proxy statement with respect to its Annual Meeting of Shareholders, to be held on a date to be determined, and incorporated by reference into Whitney’s Form 10-K.  We expect that Whitney’s definitive proxy statement, or a Form 10-K/A in lieu of such definitive proxy statement, will be filed prior to April 30, 2011.

2.                  Please supplementally provide the staff with the Board books used by each respective Board in its analysis of the merger.

The presentation material prepared by Morgan Stanley & Co. Incorporated in connection with its opinion, dated December 21, 2010, to Hancock’s board of directors summarized under the caption “Opinion of Hancock’s Financial Advisor to the Hancock Board of Directors” is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

The presentation material prepared by J.P. Morgan Securities LLC in connection with its opinion, dated December 21, 2010, to Whitney’s board of directors summarized under the caption “Opinion of

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Whitney’s Financial Advisor” is being provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended.  In accordance with such Rules, counsel has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Cover Page

3.                  Please tell us the basis for the statement that the “proposed merger will create the premier Gulf South financial institution.”

            In response to the Staff’s comment, this statement has been deleted.

References to Additional Information

4.                  Delete the words “other than certain exhibits to those documents” in the second sentence of the first paragraph.  Refer to Item 2(2) of Form S-4.  Make corresponding changes to page 102.

            In response to the Staff’s comment, we have deleted the words “other than certain exhibits to those documents” in the second sentence of the first paragraph in the “References to Additional Information” section and on page 102 of the Form S-4.

Summary, page 1

5.                  Revise the disclosure regarding the Morgan Stanley opinion, for both Hancock and Whitney, on page 3 to disclose that Morgan has consented to use of the opinion in the document.

            In response to the Staff’s comment, we have revised the disclosure regarding the Morgan Stanley and J.P. Morgan opinions on page 3 of the Form S-4 to disclose that Morgan Stanley and J.P. Morgan have each consented to the use of their respective opinions in the document.

Recent Developments, page 8

6.                  Revise to include a recent developments section for Whitney.  Discuss any updates to Whitney’s regulatory actions.

            Since Hancock filed its 2010 Form 10-K on February 28, 2010, which is incorporated by reference into the Form S-4, the recent developments section regarding Hancock’s fourth quarter and full year 2010 earnings has been removed from the Form S-4.  Similarly, since Whitney filed its 2010 Form 10-K on March 1, 2010, we have not added a recent developments section on page 8 of the Form S-4 regarding Whitney’s fourth quarter or full year 2010 earnings, but have

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

included a recent developments section regarding Whitney’s recently completed bulk sale of nonperforming loans and transfer of nonperforming loans held for sale.

Unaudited Selected Pro Forma Condensed Combined Financial Information, page 11

7.                  We note mention of your planned issuance of common equity for net proceeds of $220 million prior to the closing of the merger which is included in your pro forma financial statement disclosures beginning on page 26.  Please address the following:

•         Tell us how you determined the occurrence of this transaction is factually supportable and amend your filing to provide more specifics surrounding this planned issuance including when you intend to complete this issuance.

We determined that the occurrence of the planned issuance of common equity for net proceeds of $220 million prior to the closing of the merger is factually supportable for several reasons.  While the regulatory approval process for completing the merger and repurchasing Whitney’s TARP preferred stock investment and TARP warrant from the U.S. Treasury is ongoing, Hancock’s regulators understand and contemplate that Hancock will complete a capital raise of approximately this amount prior to closing the merger and repurchasing Whitney’s TARP preferred stock and TARP warrant.  The market also anticipates that the capital raise will be completed prior to closing as a result of Hancock’s and Whitney’s public communications with respect to the merger, dating back to the initial announcement of the transaction.  There is an active work stream with respect to the capital raise:  offering documents are being drafted by outside counsel, due diligence is ongoing, and Morgan Stanley has been selected as the lead underwriter.  The capital raise is currently anticipated to occur in March.  In response to the Staff’s comments, we have revised the disclosure on page 26 to provide more specifics surrounding the planned issuance, including anticipated timing.

•         Please revise the relevant sections of your filing to disclose the importance of and reasons for this common equity issuance.  Specifically, it appears that, absent the issuance of this common equity, Whitney could possibly have the majority of the shares outstanding post-acquisition (based upon outstanding shares as of October 31, 2010 and the 0.418 conversion rate) which could require you to account for this transaction as a reverse merger.

In response to the Staff’s comments, we have revised the disclosure on page 26 of the Form S-4 to provide additional detail with respect to the importance of and reasons for the common equity issuance.

•         Tell us how you considered this transaction and other factors in paragraphs 55-11 to 55-15 of ASC 810-50 in reaching your conclusion that Hancock was the accounting acquirer in this acquisition.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

As discussed above under the first bullet point under Comment 7, we have determined that the occurrence of the planned issuance of Hancock common stock for net proceeds of $220 million prior to the closing of the merger is factually supportable.  The number of shares issued in such a capital raise would result in current Hancock shareholders having a majority of the shares of Hancock common stock outstanding post-acquisition based on the exchange ratio in the merger agreement of 0.418.  The capital raise is expected to result in the issuance of approximately 7 million shares, which would increase the shares of Hancock common stock outstanding prior to the merger to approximately 44 million.  As indicated in the registration fee table in the Form S-4, the maximum amount of Hancock common stock estimated to be issuable upon completion of the merger is 41,773,449 shares of Hancock common stock.  This number is based on the number of shares of Whitney common stock outstanding and reserved for issuance under various plans and in connection with various convertible securities as of December 17, 2010, and the exchange of each such share of Whitney common stock for 0.418 of a share of Hancock common stock pursuant to the merger agreement.

However, even absent the capital raise, Hancock would still be the acquirer under the paragraphs of ASC 805-10-55-10 through 15, Identifying the Acquirer, for the following reasons:

•         Composition of the governing body of the combined entity: Hancock’s current Board of Directors is comprised of 14 members and at closing will be increased to add five individuals who are currently directors of Whitney and who are mutually selected by Hancock and Whitney.  These changes to Hancock’s Board of Directors composition will be a permanent change and is not considered temporary. Hancock directors will retain leadership positions within the Board of Directors, such as Chairman of the Board and Chair of the Audit Committee. Therefore, Hancock will have a majority of the members of the governing body of the combined entity.

•         Composition of the senior management of the combined entity:  Senior management will almost be comprised entirely of current Hancock employees. The CEO and President is from Hancock along with the Chief Operating Officer/CEO, the Chief Financial Officer, the Chief Operations Officer, the Chief Credit Policy Officer, the Executives over Commercial Banking, Retail Banking and Wealth Management, the Marketing Director and General Counsel. These are the primary members of Hancock’s Management Committee and they will lead the management of the combined entity.

•         Terms of the exchange of equity interests:  At merger announcement date, the premium of the Hancock offer price was 42% based on an implied value of one share of Whitney common stock of $15.48 compared to a price of $10.87 at close prior to announcement.  Therefore, Hancock is paying a premium over the pre- combination fair value of the equity interest of Whitney through the issuance of Hancock common stock.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

•         The relative voting rights in the combined entity after the business combination: After considering the effect of stock awards and the exchange ratio, the approximate ownership in Hancock common stock after the merger, absent the planned common stock issuance by Hancock prior to the merger, would be approximately 49% for Hancock common shareholders to 51% for Whitney’s common shareholders.  We do not believe this is a significant difference in the relative voting rights.

•         Relative size of the combining entities:  At December 31, 2010, Hancock’s total assets were approximately $8.1 billion compared to Whitney’s total assets of $11.8 billion.  However, at the date immediately prior to the merger announcement, Hancock’s market capitalization was approximately $1.4 billion compared to Whitney’s approximate amount of $1.1 billion.  We believe that both entities are relatively equal in size based on these comparisons.

•         Which combining entity initiated the combination: As discussed in the merger background section of the filing, Hancock initiated the merger discussions with Whitney.

After considering all factors, we have concluded that Hancock would be the acquirer in this purchase acquisition even if a common stock issuance does not take place.

Comparative Per Share Data, page 12

8.                  Please tell us and amend your filing to revise your footnote to the “Per Equivalent Whitney Share” column to explain the usefulness of this measure.

As discussed in response to Comment 7 above, we have concluded that Hancock is the acquirer in the merger.  Therefore, we have included the equivalent pro forma per share data of Whitney, as the company being acquired, as required by Item 3(f) of Form S-4.

9.                  Revise to add the market value data as required by Item 3(g) of Form S-4.

In response to the Staff’s comment, we have added the market value data as required by Item 3(g) of Form S-4.

Risk Factors, page13

10.              Some of your risk factors make statements regarding your ability to provide assurances that a given event might happen.  Please revise this section to eliminate

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

this type of language.  The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances.

            In response to the Staff’s comment, we have revised the “Risk Factors” section on pages 14 and 15 of the Form S-4 to eliminate the statements regarding the ability to provide assurances that a given event might happen.

11.              Update the risk factor relating to “Pending litigation” as of the most recent practicable date.

            In response to the Staff’s comment, we have updated the risk factor relating to “Pending litigation” on page 16 of the Form S-4.

Information About the Companies

Whitney Holding Corporation, page 25

12.              Please tell us why you have not referenced the branch maintained by Whitney on Grand Cayman that is disclosed on page 1 of Whitney’s Form 10-K for the year ended December 31, 2009.

            The Grand Cayman branch was not included because it is immaterial to Whitney’s operations and to the proposed merger, but in response to the Staff’s comment, we have updated the disclosure on pages 7 and 25 of the S-4 to reference this branch.

Notes to Pro Forma Condensed Financial Statements, page 26

Note 4 – Pro Forma Adjustments, page 31

13.              You disclose in Note 4(C) that you applied a six percent adjustment to the fair value of loan portfolio to be acquired, which you disclose is primarily related to credit deterioration in the acquired loan portfolio and excludes $280 million in loans transferred to held for sale.  Based upon the significance of this adjustment to your pro forma balance sheet as of September 30, 2010, please tell us and amend your filing to provide more insight into how this percentage was determined in addition to how the fair value adjustment to incorporate current interest rates and spreads is not estimated to be significant.

In response to the Staff’s comment, we have amended the disclosure in the Form S-4 on page 30 to provide more insight into how the percentage adjustment to the fair value of the loan portfolio to be acquired was determined and how the fair value adjustment to incorporate current interest rates and spreads is not estimated to be significant.  The adjustment to loans is primarily related to credit deterioration in the acquired loan portfolio.  During Hancock’s due diligence on Whitney, Hancock reviewed loan information across collateral types and geographic

Ms. Erin Magnor, Esq.
Division of Corporation Finance
Securities and Exchange Commission
March 2, 2011

distributions.  Hancock assessed Whitney’s internal loan grading methodologies and other available information about the credit quality of the portfolio.  Hancock then applied its assessment of risk grading to the portfolio and applied traditional examination methodologies to arrive at the fair value adjustment.  Approximately two-thirds of Whitney’s loans are variable rate loans and Hancock did not identify significant interest rate adjustments needed in the remainder of the portfolio.  Consequently, a fair value adjustment to reflect current interest rates and spreads in the current interest rate environment is not currently estimated to be significant, and, therefore, not reflected in the pro forma income statements.

The Merger

Background of the Merger, page 34

14.              In general, this section is too vague and does not provide sufficient detail regarding the background of the merger.  Please revisit this section in its entirety and provide specific information where applicable.  In particular, please revise to describe the following:

•         the commitments that Whitney has made to its regulators to improve asset quality and earnings and reduce the level of criticized and problem loans;

•         the concerns regarding the conduct of the two former Whitney employees that had recently been hired by Company A and how this matter was satisfactorily resolved;

•         the basis for the determination on September 22, 2010 that it was not the appropriate time for Whitney to enter into a business combination with Company A or any other institution and why this determination changed over the following weeks;

•         J.P. Morgan’s view about the timing of the process described on page 37;

•         why Whitney’s board of directors decided to provide Hancock a draft merger agreement on December 18, 2010;

•         the major differences between the proposals from Company A and Hancock that were identified on December 20, 2010; and

•         the specific reasons why Whitney ultimately chose Hancock’s proposal, despite the fact that Company A’s proposal had a higher indicative value.

In response to the Staff’s comments, we have revised the “Background of the Merger” section of the S-4 on pages 33 – 40 to include additional detail.

Whitney’s Reasons for the Merger…, page 40

15.              Please tell us whether the Whitney board of directors considered as a negative factor the fact that the indicative value of Hancock’s proposal was lower than Company A’s and the risk of litigation arising in reaction to the announcement of the merger.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

            Whitney's board of directors did not believe there was a meaningful difference in the indicative values of the two proposals.  Company A's proposal yielded a higher indicative value over the immediately preceding week, but Hancock's proposal yielded a higher indicative value over the preceding month or so, and the differences between the proposals over any period were comparatively minor. Thus, the Board's more significant consideration was the perception of longer term value based on a variety of factors outlined in the Form S-4. The Board was aware that there was a possibility of litigation in any public company merger.

Interests  of Certain Whitney Directors and Executive Officers in the Merger

Change in Control Agreements, page 63

16.              Fill in the table on page 64 in your next amendment.

            In response to the Staff’s comment, we have filled in the table on page 63 of the Form  S-4.

Litigation Relating to the Merger, page 65

17.              Provide an update to the status of the litigation relating to the merger.

            In response to the Staff’s comment, we have updated the description of the litigation relating to the merger on page 64 of the Form S-4.

Legal Matters, page 98

18.              Revise to disclose the addresses of counsel as required by Paragraph 23 of Schedule A to the Securities Act.

            In response to the Staff’s comment, we have revised the “Legal Matters” section on page 97 of the Form S-4 to disclose the addresses of counsel.

Exhibits

19.              Please file any outstanding exhibits in your next amendment.

            In response to the Staff’s request, we have filed all exhibits with the amended Form S-4.

Hancock Holding Company

Form 10-K for the Fiscal Year Ended December 31 2009

General

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

20.              We note that you have incorporated by reference portions of your Annual Report to Stockholders for the year ended December 31, 2009.  In future filings, file this as an exhibit to your Form 10-K.

            The incorporation by reference language with regard to the Annual Report to Stockholders was included inadvertently.  There was no incorporation by reference to portions of the Annual Report to Stockholders for the year ended December 31, 2009 in the 2009 Form 10-K as the required information was included in the 2009 Form 10-K itself.  Hancock’s 2010 Form 10-K does not contain any mention of incorporation of sections of the Annual Report by reference since all the required information is set forth in the 2010 Form 10-K.

21.              Please tell us where you have included the information required by Items 404 and 406 of Regulation S-K.

            Hancock’s 2011 Proxy Statement was filed on February 28, 2011 and applicable portions are incorporated by reference into Hancock’s 2010 10-K.  Hancock’s 2011 Proxy Statement includes applicable Item 404 information under the heading “CERTAIN TRANSACTIONS AND RELATIONSHIPS.”  Hancock’s 2011 Proxy Statement also includes applicable Item 406 information under the caption “Code of Ethics.”

Item 1A.  Risk Factors, page 12

22.              Revise the preamble to state that you have included all material risks.

            In response to the Staff’s comment, Hancock will revise its future filings to include the requested information.

Insurance, page 14

23.              In future filings, revise this subcaption to adequately describe the risk.  Refer to Item 503(e) of Regulation S-K.

            After further consideration, the discussion under the sub-caption “Insurance” did not describe a risk factor and will not be included in Hancock’s future filings.

Item 3.  Legal Proceedings, page 20

24.              In future filings, revise your disclosure to comply with Item 103 of Regulation S-K.  Specifically, please describe all material pending legal proceedings.

            Under the materiality standards set forth in Item 103, there were no material pending legal proceedings required to be disclosed in Hancock Form 10-K.  In Hancock’s 2010 Form 10-K, Hancock describes any pending legal proceedings that are material under the standards set forth in Item 103 and will do so in its future filings.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Item 7.  Management’s Discussion and Analysis of Financial  Condition and Results of Operations

Risk Management, page 42

25.              We note your disclosed concerns related to the decrease in real estate values locally and nationally coupled with your disclosure that you have seen evidence that the appraisal community has been challenged to arrive at reliable values.  Given your increased impaired and non-performing loan balances and your disclosure on page 43 that all commercial, commercial real estate, and substandard mortgage loans with outstanding balances in excess of $100 thousand are reviewed individually for impairment, please tell us and revise your future filings beginning with your 2010 Form 10-K to address the following with respect to your use of appraisals for determining the fair value of collateral dependent impaired loans:

•         How and when third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

•         Whether you make any adjustments to the appraisals and why;

•         Type of appraisal, such as “retail value” or “as is” value;

•         How partially charged-off loans measured for impairment based upon the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, consider disclosing whether the loans are returned to performing status or whether they remain nonperforming;

•         Typical timing surrounding the recognition of a loan as non-accrual and recording of any provision or charge-off;

•         Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

•         How you determine the amount of the charge-off; and

•         In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal process has not been updated, consider disclosing your procedures for estimating the value of the collateral for those loans.

In response to the Staff’s comment, Hancock will revise its future filings to include the requested information.  In Hancock’s 2010 Form 10-K, the following additional disclosure is included in the 2010 Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations Risk Management Credit Risk section:

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Appropriate and compliant third party valuations are obtained at the time of origination for real estate secured transactions.  As determinations are made that a loan has deteriorated to the point of becoming a problem loan, updated valuations may be ordered prior to maturity to determine whether there is some value impairment, leading to a recommendation for partial charge off.  Loans that are graded as Substandard  or Doubtful within the portfolio and are $1,000,000 and greater in size, are required to have third party valuations performed annually to determine if there is further impairment requiring further writedowns.  Those valuations are ordered through, and reviewed by, the Bank’s Appraisal Department consistent with regulatory requirements.  The Bank typically orders “as is” value for the subject property if it is in a criticized loan classification.

For those loans under $1,000,000 but over $100,000 we utilize information obtained from historical losses within Other Real Estate sold to discount the appraisal value to determine the impairment associated with the loan.  If, in the opinion of management, the value is still in question, it may be necessary to obtain a recertification of the appraisal on hand or obtain an updated or completely new appraisal.

Appraisals received that provide a current value that creates an impairment are brought to the monthly Charge-Off meeting with management for discussion and appropriate provisions or charge-offs are promptly recognized.

All loans that have incurred a partial write-down for value impairment are recognized as Substandard or Doubtful on the Bank’s books.  The Bank maintains an active Loan Review function so that developing problems are captured and recognized.  Further, an active Watch List review routine is in place as part of the Bank’s problem loan management strategy.  On no less than a monthly basis, a 90 days and still accruing loan report is sent to the Special Assets manager.  This report is reviewed with Management, including the Chief Credit Officer and all loans that are not in the process of collection and/or well secured are recommended for Non-Accrual status. Recommendations flow from all of the above activities to recognize non performing loans and determine accrual status.

            The Bank determines the amount of the appropriate write-down (or partial charge off) after review of the appraisal, and considering the amount of estimated selling expenses, other costs of sale, and carrying costs.  This analysis would include the customer’s repayment ability outside of the collateral position securing the loan. These are based upon an annual review of the history of these expenses within the Bank.

Item 8, Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page 64

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Note 2.  Acquisition of Peoples First Community Bank, page 74

26.              We note your disclosures regarding the FD1C-assisted transaction of Peoples First Community Bank (Peoples First) entered into on December 18, 2009.  Please address the following:

•         Reconcile the $33.6 million bargain purchase gain on acquisition in your statement of income to your disclosure on page 75 totaling $20.7 million and further explain why these amounts would be presented differently within your financial statements and footnotes.

The following reconciles the pretax bargain purchase gain disclosed in the Consolidated Statement of Income with the net bargain purchase gain disclosed in Note 2. Acquisition of Peoples First Community Bank:

Hancock should have disclosed both the pretax and net bargain purchase gain in the acquisition footnote in 2009.  This has been corrected in Hancock’s 2010 10-K acquisition footnote disclosure.

•         Tell us in further detail how you determined a fair value adjustment of $12.9 million on related to $2.4 million of other liabilities acquired taken into consideration your disclosure of differences in interest rates.

The table references in the 2009 acquisition footnote were in error for the $12.9 million adjustment.  The $12.9 million adjustment represents the tax effect of the transaction and should have been labeled as adjustment (h) with its own footnote.  The table reference has been corrected in Hancock’s 2010 10-K acquisition footnote disclosure and reads as follows:

(h) This adjustment is for the tax effect of the bargain purchase gain.

27.              Please revise your future filings beginning with your 2010 Form 10-K to separately disclose your Industry Guide 3 disclosures distinguishing between your legacy loan portfolio (non-covered loans) and the loan portfolio obtained as a result of your FDIC assisted transaction with Peoples First Community Bank (covered loans).

            In response to the Staff’s comment, in its 2010 Form 10-K, Hancock has separately disclosed its covered loans within its Industry Guide 3 loan tables apart from its legacy loan portfolio and will do so in its future filings.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Note 4.  Loans, page 80

28.              Please reconcile the disclosure on the bottom of page 80 that impaired loans at December 31, 2009 were $242.9 million with the $133.6 million presented in the table on page 81.

            The $133.6 million presented in the table is the correct number.  The $242.9 million was not updated to $133.6 million when the table was updated. This disclosure is appropriately presented in Hancock’s 2010 Form 10-K.

Hancock Holding Company

Definitive Proxy Statement on Schedule 14A

Conclusion, page 19

29.              In future filings, include this information under the heading “Compensation Committee Report”, as required by Item 407(e)(5) of Regulation S-K.

            In response to the Staff’s comment, Hancock has included the requested information under the heading “Compensation Committee Report” in its definitive proxy statement with respect to its March 31, 2011 annual meeting of shareholders and will do so in its future filings.

Board Committees and Meetings

Compensation Committee, page 31

30.              In future filings, include this information under the heading “Compensation Committee Interlocks and Insider Participation”, as required by Item 407(e)(4) of Regulation S-K.

            In response to the Staff’s comment, Hancock has included the requested information under the heading “Compensation Committee Interlocks and Insider Participation” in its definitive proxy statement with respect to its March 31, 2011 annual meeting of shareholders and will do so in its future filings.

Whitney Holding Corporation

Form 10-Q for the Quarter Ended September 30, 2010

Credit Risk Management and Allowance and Reserve for Credit Losses, page 35

31.              We note disclosure on page 36 of the engagement of third-party consultants to review various credit administration and credit review processes and the identified revisions to loan ratings that contributed to a higher percentage of classified loans as of September 30, 2010.  Please tell us and revise future filings beginning with your 2010 Form 10-K to more fully disclose the results of this review.  Specifically, please tell us the resulting increase in classified loans, changes within classified loans, loan portfolio and geographic concentrations significantly impacted, increases/decreases to the provision for credit losses, along with any other information deemed necessary for a complete understanding.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

            As disclosed on page 36 of Whitney’s September 30, 2010 10-Q, third-party consultants were engaged to assist management in evaluating risk ratings and train relationship officers in the application of risk rating definitions in a dynamic economic environment. The consultants were not engaged to independently rate loans and did not issue a report on differences in risk ratings from management’s assessment.  With the consultants’ assistance and training and the overall changes in the portfolio’s credit quality during the third quarter of 2010, management’s assessment of the loan portfolio resulted in a $236 million increase in classified loans. This increase in classified loans accounted for approximately half of the $70 million provision for credit losses in the third quarter. It is not possible to segregate the impact of the consultants’ assistance and training.

Credit Quality Statistics and Components of Credit Loss Allowance and Reserve, page 37

32.              We note disclosure included in Table 8 on page 39 that you have no restructured loans accruing for all periods presented.  Please tell us whether you have any restructured loans considered non-accrual or impaired as of December 31, 2010 or any period included in this table.  If so, please tell us and revise your future filings beginning with your 2010 Form 10-K to include the following:

•         Discuss how you identify loans to be restructured;

The identification of troubled debt restructurings (TDRs) is controlled through the watch loan process and through applications to Whitney’s home mortgage modification program. Once a loan relationship is rated as criticized, it is subject to review by a watch committee and an action plan is written.  Consideration may be given to a loan restructuring that would allow the borrower to continue servicing the debt and allow us to maximize loan collection.  All term modifications of criticized loans must be approved by a watch committee. If a criticized loan is restructured, an analysis is conducted by a Senior Credit Administrator to determine whether or not the restructuring qualifies as a TDR. All loans identified as TDRs are placed on nonaccrual status.

•         Quantify the amount of restructured loans (by loan type), and aggregate the amounts in accrual and non-accrual status;

Whitney makes very limited use of loan modifications for troubled borrowers and as a result, the amount of TDRs as of December 31, 2010 was immaterial. The total amount of loans held for investment identified as TDRs at December 31, 2010 was only $8.6 million and by policy, all were on nonaccrual status. There were no accruing loans identified as TDRs. Of the $8.6 million in TDRs, $8.4 million were C&I loans and $.2 million were residential mortgages. Included in loans held for sale were another $7.6 million that had previously been identified as TDRs. All were on nonaccrual status and were being accounted for at fair value.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

•         Quantify the types of concessions you have made (e.g. reduction of interest rate, payment extensions, forgiveness of principal, forbearance or other actions) and discuss your success with the different types of concessions (qualitatively and quantitatively);

Concessions typically involve the waiver of principal payments for a defined period of time and less often include changes in interest rates.  Forbearance agreements are generally executed in consideration for a change in maturity dates, the execution of a consent judgment, the addition of collateral or other items that are deemed to improve the longer term prospects for collection. Principal forgiveness is generally considered in conjunction with an offer for final settlement of the debt and is not provided as part of a longer term repayment program. All of the $8.6 million in TDRs in the held for investment portfolio at December 31, 2010 involved a combination of payment extensions and rate reductions.

•         Disclose your policy regarding how many payments the borrower needs to make on the restructured loans before you would return the loan to accrual status; and

A decision to return a restructured loan to accrual status is based upon a number of factors and does not relate solely to how many payments a borrower needs to have made under the restructured terms.  At a minimum, a borrower must demonstrate timely payment performance for at least a 12-month period, or through a complete business cycle, whichever is longer.  Additionally, the borrower must demonstrate the financial ability to sustain payment performance, collateral coverage must be such that the borrower has an economic interest in continuing to make such payments and the contractual repayment program must be reasonable and typical for the specific type of loan.

•         Discuss how restructured loans impact the timing of the recording of the provisions for impairment.  For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology prior to the modification.

For a modified loan to be considered for identification as a TDR, it will first be criticized through Whitney’s risk rating process. The allowance is impacted by the reserve calculation methodology at the time of this rating. Typically, loans that are modified and identified as TDRs have previously been placed on nonaccrual status. Nonaccrual loans over $1 million are individually evaluated for impairment and a specific reserve is established or the loan is charged down to its fair value. Nonaccrual loans under $1 million are collectively evaluated for impairment with credits having similar risk characteristics. As a result, the identification of a loan as a TDR does not normally result in significant additional reserves being calculated.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Given the immaterial amount of TDRs, Whitney has not included additional information in its 2010 10-K. If such amounts become material in future periods, Whitney will include the additional information as requested.

33.              As a related matter, please also tell us whether you have made modifications to loans within your loan portfolio that are not considered to be or accounted for as restructured loans.  If so, please tell us and revise your future filings beginning with your 2010 Form 10-K to disclose the following:

•         An analysis supporting your conclusion that these modifications should not be classified as trouble debt restructurings;

•         How the loans are classified (performing vs. nonperforming) and whether they continue to accrue interest;

•         Impact of modifications on past due statistics;

•         To the extent the modification is a “short-term” modification, the success rates of these types of modifications and whether these modifications often result in more permanent or longer-term modifications being made in the future;

•         Whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.  If included within the SFAS 5 analysis, whether a materially different amount would have resulted if included in the SFAS 114 analysis.

Whitney does not separately track loans that have been modified and not designated as TDRs; however, in analyzing loans that had been modified for determination of TDR treatment as of December 31, 2010, the bank's credit administration staff evaluated a total of nine borrowing relationships with $38.6 million in loan balances outstanding.  Subsequent to their evaluation, 4 relationships with $4.5 million in outstanding balances were transferred to the held for sale account. Based on the credit administration staff’s review of the loans remaining in the held for investment portfolio, two relationships with $8.4 million in outstanding balances were designated as TDRs.  The remaining four relationships with $24.7 million in loan balances not qualifying as TDRs consisted of loans on which the bank extended the maturity of the loan at an interest rate consistent with the current market rate for new debt with similar risk and loans on which the structure, in the bank's judgment, matched prevailing market terms, notwithstanding the borrower's financial distress.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Because the number of TDRs and other modified loans not treated as TDRs are small with respect to the total loan portfolio, they do not have a significant impact on Whitney's overall delinquency statistics. All of the $24.7 million loans in the held for investment portfolio that were reviewed for TDR treatment at December 31, 2010 but were not so designated were still accruing interest and were included in the SFAS 5 analysis for calculation of the allowance. The allowance balance as calculated within the SFAS 5 analysis for these loans would not have been materially different from the allowance calculated if these loans had been individually evaluated for impairment.

Given the immaterial amount of identified modified loans not treated as TDRs and the lack of complete information for all such loans, Whitney has not included additional information in its 2010 10-K. If such amounts become material in future periods, Whitney will include the additional information as requested.

34.              Due to the continued deterioration within your loan portfolio during 2010 and absent detailed disclosure in your allowance for loan losses accounting policy on page 67 of your Form 10-K for the period ended December 31, 2009, please tell us and revise your future filings beginning with your 2010 Form 10-K to disclose how you determine the fair value of your collateral-dependent impaired loans.

            To the extent that you rely upon independent third party appraisals, please address the following:

•         How and when third party appraisals are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs;

•         Whether you make any adjustments to the appraisals and why;

•         Type of appraisal, such as “retail value” or “as is” value;

•         How partially charged-off loans measured for impairment based upon the collateral value are classified and accounted for subsequent to receiving an updated appraisal.  For example, consider disclosing whether the loans are returned to performing status or whether they remain nonperforming;

•         Typical timing surrounding the recognition of a loan as non-accrual and recording of any provision or charge-off;

•         Procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately;

•         How you determine the amount of the charge-off; and

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

•         In the event external appraisals are not used to determine the value of the underlying collateral or where the appraisal process has not been updated, consider disclosing your procedures for estimating the value of the collateral for those loans.

The following disclosure was added to the Accounting Policy Note in Whitney’s 2010 10-K in response to the Staff’s comments:

The most probable source of repayment for the majority of the Company’s impaired loans at December 31, 2010 was from liquidation of the underlying real estate collateral, and such loans have been deemed to be collateral dependent.

Third-party property appraisals are obtained prior to the origination of loans secured by real estate. Updated appraisals are obtained when certain events occur, such as the refinancing of the loan, the renewal of the loan or if the credit quality of the loan deteriorates. Annual appraisals are generally required once the credit risk on a loan has been rated substandard. In situations where an updated appraisal has not been received, the Company monitors factors that can positively or negatively impact property value, such as the date of the last valuation, the volatility of property values in specific markets, changes in the value of similar properties and changes in the characteristics of individual properties. Changes in collateral value can affect a loan’s risk rating or its impairment evaluation and thereby impact the allowance for credit losses.  Whitney’s policy is to recognize a loan charge-off promptly when the collection of the loan is sufficiently questionable based on the current assessment of the present and future cash flow potential available to liquidate the debt.  The Bank generally employs a third-party appraisal when assessing collateral value for the purpose of determining the need for and amount of a charge-off.  At foreclosure, a new appraisal is obtained and the foreclosed property is recorded at the new valuation less estimated selling costs.

The Company’s internal property valuation professionals review and approve third-party commercial real estate appraisals. The appraisals are based on an orderly disposition and marketing period of the property. In limited instances, the Company adjusts externally provided appraisals for justifiable and well-supported reasons, such as the age of the appraisal, an appraiser’s unfamiliarity with certain property-specific factors or recent sales information. Appraisals generally represent the “as is” value of the property but may contain a value “upon completion” or “upon stabilization” of lease-up for construction loans. Appraised values also may be adjusted to reflect our intended disposition strategy.

35.              We note disclosure of your allowance for loan losses to nonperforming loans (coverage ratio) included within Table 8 on page 39.  Based upon your significant levels of nonperforming and impaired loan balances as of September 30, 2010 and related charge-offs, please consider revising your future filings beginning with your 2010 Form 10-K to provide the following disclosures to allow for a better understanding of your coverage ratio;

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

•         Nonperforming loans for which the full loss has been charged-off to total loans;

•         Nonperforming loans for which the full loss has been charged-off to total nonperforming loans;

•         Charge-off rate for nonperforming loans for which the full loss has been charged-off; and

•         Coverage ratio net of nonperforming loans for which the full loss has been charged-off.

Please also provide us with these disclosures as of December 31, 2010 and September 30, 2010.

The amount of nonperforming loans in Whitney’s held for investment portfolio decreased from $428 million at September 30, 2010 to $141 million at December 31, 2010 as a result of charge-offs, foreclosures, transfers to held for sale and other resolutions. The resultant ratio of the allowance for loan losses to nonperforming loans (excluding held for sale loans) increased from 52.16% to 154.32%.

 In response to this comment, the following disclosure was added to the discussion below the Nonperforming Assets table in the MD&A section of Whitney’s 2010 10-K:

Nonperforming loans held for investment at December 31, 2010 included $40 million of loans on which losses had been recognized through charges against the allowance for loan losses.  The charge-offs recognized totaled $29 million, which represented 42% of the remaining contractual principal on these loans at year-end 2010. The allowance for loan losses at December 31, 2010 represented 216% of nonperforming loans held for investment, excluding those loans with charge-offs.

The comparable disclosure for September 30, 2010 would have been:

Nonperforming loans held for investment at September 30, 2010 included $196 million of loans on which losses had been recognized through charges against the allowance for loan losses.  The charge-offs recognized totaled $190 million, which represented 49% of the remaining contractual principal on these loans at September 30, 2010. The allowance for loan losses at September 30, 2010 represented 96% of nonperforming loans held for investment, excluding those loans with charge-offs.

Item 1A.  Risk Factors, page 57

36.              We note your risk factor on page 58 that your primary regulator last year required you to make several improvements to the oversight of your lending operations and to assess the adequacy of your allowance for loan and lease losses and improve related policies and procedures.  We also note your disclosure that you continue to work diligently to ensure full compliance with the requirements.  Please tell us in detail and revise your future filings to disclose the changes you have made or intend to make to comply with these requirements along with a discussion of any changes to your allowance for loan loss methodology and its resulting impact to your allowance for loan losses or related provision for credit losses during any subsequent period.  Please also tell us how you considered this information for purposes of your risk factor disclosures in the Form S-4 filed by Hancock Holding Company on January 26, 2011.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

The following disclosure was added to the Risk Factors section of Whitney’s 2010 10-K, which will be incorporated by reference into the Form S-4/A filed by Hancock:

In addition to meeting these capital requirements, we believe that the Bank has made progress in meeting its other commitments, including (i) the adoption of amendments to various credit policies to provide for (a) the development of a written action plan for criticized assets of $1 million or greater and (b) the timely and accurate risk ratings of loans and timely placement of loans on nonaccrual; (ii) the establishment of training programs for lending officers to ensure completion of written action plans for criticized assets and accurate risk ratings of loans and the proper financial analysis of borrowers and guarantors; and (iii) completion of an assessment of and enhancement to the methodology for determining its allowance for loan losses.

The assessment of and enhancement to the methodology for determining the allowance for loan losses was completed in the third quarter of 2009 and the following disclosure was included in the Loan and Credit Risk Management sections of Whitney’s 2009 third quarter 10-Q and Whitney’s 2009 10-K:

During the third quarter of 2009, management enhanced the allowance methodology by expanding the qualitative and environmental factors that are considered and by evaluating and applying loss factors to the loan portfolio at a more granular level to better capture regional distinctions and distinctions among the loan types.

            Whitney compared a pro forma calculation of the June 30, 2009 allowance under the new methodology to the actual allowance at June 30, 2009 provided for in its financial statements and determined that the difference between the two calculations was not material. Given that the change was not deemed to be material, Whitney did not run parallel calculations between the old and new methodologies for any periods subsequent to the change and did not disclose the impact of the change in its filings.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381.

Ms. Erin Magnor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

March 2, 2011

Sincerely,

/s/ Nicholas G. Demmo, Esq.

Nicholas G. Demmo, Esq.

cc:        Joy Lambert Phillips, Esq., Hancock Holding Company

            L. Keith Parsons, Esq., Watkins Ludlam Winter & Stennis PA

            J. Andrew Gipson, Esq., Watkins Ludlam Winter & Stennis PA

            Joseph S. Schwertz, Jr., Esq., Whitney Holding Corporation

            Randolph A. Moore III, Esq., Alston & Bird LLP

            David E. Brown, Jr., Esq., Alston & Bird LLP